SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 7)

_______________________

REGIONAL HEALTH PROPERTIES, INC.

(Name of Issuer)

10.875% Series A Cumulative Redeemable Preferred Stock

(Title of Class of Securities)

75903M200

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

3156 East Laurelhurst Drive

Seattle, WA 98105

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 7, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 5

13D

CUSIP No. 75903M200	Page 2 of 5

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 397,982
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 397,982
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 397,982
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 14.16%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 75903M200	Page 3 of 5

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 11,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13D

CUSIP No. 75903M200	Page 4 of 5

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and Libby Frischer Family Partnership, a New York partnership, on January 26, 2018, as amended by Amendment No. 1 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on August 27, 2018, as amended by Amendment No. 2 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 3, 2018, as amended by Amendment No. 3 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on January 2, 2018, as amended by Amendment No. 4 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on December 4, 2019, as amended by Amendment No. 5 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on June 2, 2021, and as amended by Amendment No. 6 to Schedule 13D filed by Charles Frischer and the Libby Frischer Family Partnership on July 1, 2021 with respect to their interests in shares of 10.875% Series A Cumulative Redeemable Preferred Stock, no par value of Regional Health Properties, Inc., a Georgia corporation (the “13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 4.	Purpose of Transaction:

In connection with the proposed Exchange Offer commenced by the Issuer on February 28, 2022 pursuant to which the Issuer plans on issuing one share of 12.5% Series B Cumulative Redeemable Preferred Stock for each share of 10.875% Series A Cumulative Redeemable Preferred Stock (the “Exchange Offer”). Mr. Frischer discussed with senior executives of the Issuer and the Issuer’s counsel potential alternatives to seek to enhance liquidity for the holders of the Series A preferred shares including a possible exchange offer consistent with the Exchange Offer. Subsequent to the announcement of the Exchange Offer, Mr. Frischer, on his own behalf and in his capacity as the General Partner of the Libby Frischer Family Partnership, agreed to vote the Reporting Persons Shares FOR the Exchange Offer. Mr. Frischer further agreed to write a letter supporting the Exchange Offer, which is attached hereto as Exhibit 99.3.

Item 7.	Materials to be Filed as Exhibits.

99.1	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D.

99.2	Letter to the Issuer dated June 1, 2021- incorporated by reference to Exhibit 99.2 filed with Amendment No. 5 to the 13D.

99.3	Letter to Series A Preferred Shareholders-filed herewith.

13D

CUSIP No. 75903M200	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  March 7, 2022

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).